K&L Gates LLP 1601 K Street, N.W. Washington, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

December 17, 2018

VIA EDGAR

Ms. Rebecca Ament Marquigny

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984)
Post-Effective Amendment No. 317 to the Registration Statement on Form N-1A

Dear Ms. Marquigny:

The following are responses by and on behalf of the American Beacon Funds (“Registrant”) to the comments received from you by telephone and voicemail message on September 17, 2018, regarding Post-Effective Amendment No. 317 (“PEA No. 317”) to the Registration Statement on Form N-1A (“Registration Statement”) for the American Beacon Continuous Capital Emerging Markets Value Fund (the “Fund”), a new series of the Registrant, that was filed with the Securities and Exchange Commission (“SEC”) on July 31, 2018. Your comments and the Registrant’s responses are set forth below. The Registrant believes that the responses below fully address all of the comments of the SEC staff (“Staff”). Defined terms used but not defined herein have the respective meanings assigned to them in PEA No. 317.

General

1.	Please note that the comments provided with respect to a particular disclosure item may relate to or involve language that is repeated or restated elsewhere in the filing. In these situations we generally do not repeat comments or point out each place where changes are required. However, we expect the Registrant to make corresponding and consistent changes as appropriate throughout the filing. If the Registrant declines to make a conforming change in a particular instance, please identify and explain the basis for the discrepancies in your response letter to the Staff. In the response, we also encourage the Registrant to assist the Staff by specifically identifying any information that was not included in PEA No. 317 that will be added in a subsequent post-effective amendment filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended, with respect to the Fund (the “Subsequent Amendment”). Please provide any such information to the Staff prior to filing the Subsequent Amendment.

The Registrant confirms that, where the Registrant deems applicable and appropriate, corresponding changes in response to the Staff’s comments will be made in the Subsequent Amendment.

Securities and Exchange Commission

December 17, 2018

The Registrant notes that the following information, which was not included in PEA No. 317, will be added in the Subsequent Amendment:

•	the estimated compensation (excluding reimbursements) that will be paid to each Trustee for the fiscal year ended January 31, 2019; and

•	Information regarding accounts other than the Fund for which the Fund’s portfolio manager has responsibility for day-to-day management.

Fund Summary

2.	In the “Fees and Expenses of the Fund” section of the Fund Summary, if the Fund does not impose fees in connection with the purchase or sale of Fund shares, please consider deleting the information under the “Shareholder Fees” heading.

The Registrant notes that Instruction 1(c) to Item 3 of Form N-1A provides the following:

“Include the caption ‘Maximum Account Fees’ only if the Fund charges these fees. A Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions.”

The Registrant further notes that, while the “Maximum Account Fees” caption must be omitted if a mutual fund does not charge an account fee, other captions in the table may be omitted if the fees referenced in the captions are not charged by the fund. Although the Fund does not impose any sales charges, consistent with Instruction 1(c) to Item 3 of Form N-1A, the Registrant has chosen to include the captions included under the “Shareholder Fees” heading.

3.	The Staff notes that, in the “Example” section of the Fund Summary, the 3-year expense example reflects the effect of the fee waiver/expense reimbursement arrangement for each of the Fund’s share classes through May 31, 2020. It is the Staff’s position that an expense example can only reflect the effect of a fee waiver/expense reimbursement arrangement for one or more full-year periods. Because the Fund’s fee waiver/expense reimbursement arrangement will not remain in effect for a full 24 months following the effective date of the Registration Statement, the 3-year expense example may reflect the effect of the fee waiver/expense reimbursement arrangement for the first year, but not for the entire period during which the fee waiver/expense reimbursement arrangement will remain in effect. Please revise the expense example to reflect the effect of the Fund’s fee waiver/expense reimbursement arrangement only in the first year of the 3-year example.

Securities and Exchange Commission

December 17, 2018

Instruction 4(a) to Item 3 of Form N-1A states he following with respect to the expense example:

“Assume that the percentage amounts listed under ‘Total Annual Fund Operating Expenses” remain the same in each year of the 1-, 3-, 5-, and 10-year periods, except that an adjustment may be made to reflect any expense reimbursement or fee waiver arrangements that will reduce any Fund operating expenses for no less than one year from the effective date of the Fund’s registration statement. An adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflect [sic] only in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.”

The Fund’s contractual fee waiver/expense reimbursement arrangement will remain in effect through May 31, 2020, which is more than one year from the projected effective date of the Fund’s Registration Statement. Therefore, in accordance with Instruction 4(a) to Item 3 of Form N-1A, the Registrant has reflected in the expense example for the 3-year period the effect of the fee waiver/expense reimbursement arrangement during the entire period that the arrangement will continue. The Registrant is not aware of any legal requirement to reflect in the expense example the effect of a fee waiver/expense reimbursement arrangement only for one or more full-year periods. Because the expense example included in the “Expense” section of the Fund Summary is calculated in accordance with the requirements of Instruction 4(a) to Item 3 of Form N-1A, the Registrant respectfully declines to recalculate the example for the 3-year period to reflect the Fund’s fee waiver/expense reimbursement arrangement for just the first year.

4.	The “Principal Investment Strategies” section of the Fund Summary states that the Fund’s portfolio manager selects securities for the Fund “based on a combination of qualitative factors and additional fundamental research considerations...” Please add to the disclosure a description of the qualitative factors that are used to select securities for the Fund.

The Registrant has added to the disclosure a description of the qualitative factors that are used to select securities for the Fund.

5.	Please confirm that all of the strategies included in the “Principal Investment Strategies” section of the Fund Summary are expected to be principal investment strategies of the Fund. If all of the strategies described in that section are principal investment strategies of the Fund, consider disclosing whether the Fund intends to use certain investment strategies to a greater extent than others.

The Registrant confirms that all of the strategies included in the “Principal Investment Strategies” section of the Fund Summary are expected to be principal investment strategies of the Fund.

Securities and Exchange Commission

December 17, 2018

6.	The “Principal Investment Strategies” section of the Fund Summary indicates that
“the Fund may have significant positions in particular sectors, including the Information Technology and Financial sectors.” Please add disclosure clarifying the meaning of “significant positions,” such as by providing an asset range.

The Registrant has added disclosure indicating that it generally considers investments of 25% or more of the Fund’s net assets to be “significant positions.”

7.	In the “Principal Risks” section of the Fund Summary, the discussion of “Investment Risk” discloses that “[a]n investment in the Fund is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” If the Fund is advised by or sold through an insured depository institution, please consider moving that disclosure directly under the “Principal Risks” heading as the first sentence of that section.

The Registrant confirms that the Fund is not advised by or sold through an insured depository institution. Therefore, the Fund has not changed the location of the disclosure.

8.	The “Principal Risks” section of the Fund Summary discloses that “Currency Risk” is a principal risk of investing in the Fund. Please consider adding to the “Principal Investment Strategies” section of the Fund Summary a description of the Fund’s strategies with respect to investments in foreign currencies.

The first sentence of “Currency Risk” discloses that “[t]he Fund may have exposure to foreign currencies by making direct investments in non-U.S. currencies or in securities denominated in non-U.S. currencies.” The Registrant has moved this disclosure to the “Principal Investment Strategies” section of the Fund Summary.

9.	In the “Principal Risks” section of the Fund Summary, “Equity Investments Risk” includes a sub-section regarding real estate investment trusts (“REITs”), which refers to investments in domestic REITs. Please consider whether disclosure regarding domestic REITs is relevant in light of the Fund’s emerging markets strategy. If the reference to domestic REITs is not relevant to the Fund, please consider revising the disclosure to discuss the risks associated with the specific types of REITs in which the Fund may invest.

The Registrant confirms that the Fund will not invest in domestic REITs as a principal investment strategy. Therefore, the Registrant has deleted the third sentence of the sub-section of “Equity Investments Risk” that relates to REITs, which describes risks that are specific to investments in domestic REITs.

Securities and Exchange Commission

December 17, 2018

Statutory Prospectus

10.	The “Additional Information About the Fund - Additional Information About Investments” section of the Statutory Prospectus includes a sub-section titled “Cash Management Investments.” The Staff notes that the “Principal Investment Strategies” section of the Fund Summary does not include corresponding disclosure regarding the Fund’s cash management investments. In accordance with Item 4(a) of Form N-1A, please add to the “Principal Investment Strategies” section a summary of the information included in the “Cash Management Investments” sub-section or delete this disclosure from the “Additional Information About the Fund - Additional Information About Investments” section of the Statutory Prospectus.

The first sentence of the “Additional Information About the Fund - Additional Information About Investments” section of the Statutory Prospectus states that “[t]his section provides more detailed information regarding certain of the Fund's principal investment strategies as well as information regarding the Fund's strategy with respect to investment of cash balances.” Accordingly, the disclosure indicates that the information in the “Cash Management Investments” sub-section is not included in the “Principal Investment Strategies” section. In addition, Item 4(a) of Form N-1A provides that a registrant should “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies” based on the information given in response to Item 9(b) of Form N-1A. In this context, Item 4(a) does not require a fund to summarize all of the information given in response to Item 9(b). Therefore, the Registrant respectfully declines to add disclosure regarding the Fund’s cash management strategy to the “Principal Investment Strategies” section.

11.	The “Fund Management - Prior Performance of Comparable Fund Managed by the Portfolio Manager” section of the Statutory Prospectus shows the performance of a registered investment company (“Comparable Fund”) managed by Morley D. Campbell, the Fund's portfolio manager, before he joined the Fund’s subadviser. Please disclose in the Statutory Prospectus the name of the Comparable Fund. In addition, please supplementally provide an analysis of why the disclosure of the performance of the Comparable Fund is consistent with the no-action relief granted by the Staff in Bramwell Growth Fund, SEC No-Action Letter (pub. avail. Aug. 7, 1996) (the “Bramwell Letter”). In this regard, the Staff would like to confirm that the Fund’s portfolio manager served in the same capacity with respect to the Prior Fund.

The Registrant has deleted the “Fund Management - Prior Performance of Comparable Fund Managed by the Portfolio Manager” section of the Statutory Prospectus. Accordingly, the Comparable Fund’s performance is no longer disclosed in the Statutory Prospectus.

Securities and Exchange Commission

December 17, 2018

12.	Please represent supplementally that the Registrant has the records necessary to support the Comparable Fund’s performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

The Registrant has deleted the “Fund Management - Prior Performance of Comparable Fund Managed by the Portfolio Manager” section of the Statutory Prospectus. Accordingly, the Comparable Fund’s performance is no longer disclosed in the Statutory Prospectus.

* * * *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9015.

Sincerely,

/s/ Kathy Kresch Ingber

Kathy Kresch Ingber

cc: Rosemary Behan

Diana Lai

Teresa Oxford

American Beacon Advisors, Inc.